Exhibit (g)(6)

IRELL & MANELLA LLP
Kenneth R. Heitz (SBN 53734)
Alexander F. Wiles (SBN 73596)
Elizabeth A. Camacho (SBN 171997)
Jessica M. Weisel (SBN 174809)
1800 Avenue of the Stars
Suite 900
Los Angeles, California 90067-4276
Telephone: (310) 277-1010

Attorneys for Plaintiff
ARV Assisted Living, Inc.

                       UNITED STATES DISTRICT COURT

                  FOR THE CENTRAL DISTRICT OF CALIFORNIA

                             SOUTHERN DIVISION


ARV ASSISTED LIVING, INC., a        )     CASE NO. SA-CV-98-9-LHM (Eex)
California corporation              )
                                    )     PLAINTIFF ARV ASSISTED
            Plaintiff,              )     LIVING, INC.'S MEMORANDUM
                                    )     OF POINTS AND AUTHORITIES IN
      v.                            )     SUPPORT OF MOTION FOR
                                    )     PRELIMINARY INJUNCTION
EMERITUS CORPORATION, a             )
Washington corporation; EMAC        )
CORPORATION, a Delaware             )
corporation,                        )     Date: To be scheduled by Court
                                    )           (Ex Parte Request for 1/27/98)
            Defendants.             )     Time:
                                    )     Place:
                                    )
                                    )
------------------------------------




                             TABLE OF CONTENTS
                             -----------------

                                                                            Page
                                                                            ----

I.   INTRODUCTION...........................................................  1



II.  STATEMENT OF FACTS.....................................................  3

     A.  ARV and Emeritus Compete for Assisted Living Facilities............  3

     B.  Emeritus Has Launched a Proxy Contest and Tender Offer to Acquire
         ARV................................................................  4

     C.  The Election of Emeritus's Director Nominees Is Likely to Result
         in the Termination or Re-Negotiation of At Least 18 ARV Leases.....  5

     D.  The Election of Emeritus's Director Nominees Is Likely to Result in
         the Loss of Key ARV Employees......................................  6

     E. Emeritus's Tender Offer is Highly Conditional and Provides ARV Shareholders with No Guarantee That Their Shares Will be
         Purchased..........................................................  7

         1.  Consent to Change of Control...................................  7

         2.  Absence of Material Adverse Change.............................  8

         3.  Rescission of Redemption of the Notes..........................  8

         4.  Financing......................................................  9

     F.  Emeritus's True Intention is to Force ARV Into A Transaction That
         Is Unfavorable to ARV and its Shareholders......................... 11

     G. Emeritus Has Failed to Disclose, In Either its Tender Offer or its Proxy Solicitations, Material Facts Critical to an Informed
         Decision by ARV Shareholders....................................... 13


III. ARGUMENT............................................................... 15

     A. ARV Is Entitled to Preliminary Injunctive Relief to Prevent Emeritus From Electing Its Board Nominees Unless and Until it Waives All
         Conditions to its Tender Offer..................................... 16

         1.  ARV Is Likely to Prevail on Its Claim that Emeritus Will
             Breach Its Fiduciary Duty If It Elects Its Board Nominees...... 16

         2.  ARV is likely to Prevail On Its Claim That Election of
             Emeritus's Nominees Without Waiving The Conditions to its
             Tender Offer Would Constitute Unfair Competition............... 22

         3.  ARV Will Suffer Irreparable Harm If Emeritus Is Not Enjoined
             From Voting Proxies Unless and Until it Waives All Conditions
             to Its Tender Offer............................................ 25

     B. ARV Is Entitled to Preliminary Injunctive Relief to Prevent Emeritus From Further Solicitation of Tender of Shares and Solicitation or
         Voting of Proxies in Violation of the Securities Law............... 25

         1. ARV Is Likely to Prevail on Its Claims that Emeritus Has Violated the Exchange Act By Failing to Disclose Material Facts in its
             Tender Offer and Proxy Solicitation Materials.................. 25

             (a)  Emeritus Improperly Failed to Disclose The Existence and
                  Effect of Change of Control Provisions in ARV Leases...... 27

             (b)   Emeritus Improperly Failed to Disclose The Time Frame For
                   Rescinding the Redemption of the Notes................... 28

             (c)   Emeritus Improperly Failed to Disclose Facts Jeopardizing
                   Emeritus's Financing for Its Tender Offer................ 30

             (d)   Emeritus Improperly Failed to Disclose Its Plan To
                   Abandon The Cash Offer in Favor of Stock For Stock Deal.. 31

         2.  ARV Will Suffer Irreparable Injury If Emeritus Is Not Enjoined
             From Violating the Exchange Act................................ 33

     C.  There is No Hardship to Emeritus................................... 35

IV.  CONCLUSION............................................................. 35


                           TABLE OF AUTHORITIES
                           --------------------

                                  Cases                                   Page
                                  -----                                   ----

Berkman v. Rust Craft Greeting Cards, Inc.,
454 F. Supp. 787 (S.D.N.Y. 1978)....................................        27

Beverly Hills Federal Savings and Loan Ass'n.
v. Federal Home Loan Bank Bd., 371 F. Supp. 306
(C.D. Cal. 1973)....................................................        19

Brown v. Allied Corrugated Box Co.,
91 Cal. App. 3d 477, 154 Cal. Rptr. 170 (1979)......................        21

Camelot Indus. Corp. v. Vista, 535 F. Supp. 1174
(S.D.N.Y. 1982).....................................................     33,34

Commonwealth Oil Refining Company, Inc.
v. Tesoro Petroleum Corp., 394 F. Supp. 267
(S.D.N.Y. 1975).....................................................        34

Gilder v. PGA Tour, Inc., 936 F.2d 417
(9th Cir. 1991).....................................................     15,16

Heckmann v. Ahmanson, 168 Cal. App. 3d 119,
214 Cal. Rptr. 177 (1985)...........................................        19

Homac, Inc. v. DSA Financial Corp.,
661 F. Supp. 776 (E.D. Mich. 1987)..................................        33

Jones v. H.F. Ahmanson & Co., 1 Cal. 3d 93,
460 P.2d 464 (1969).................................................     18-22

Marshall Field & Co. v. Icahn, 537 F. Supp. 413
(S.D.N.Y. 1982).....................................................        33

Newmont Mining Co. v. Pickens, 831 F. 2d 1448
(9th Cir. 1987).....................................................        31

Olsen v. Breeze, Inc., 48 Cal. App. 4th 608,
55 Cal. Rptr. 2d 818 (1996).........................................        23

People v. Casa Blanca Convalescent Homes, Inc.,
159 Cal. App. 3d 509, 206 Cal. Rptr. 164 (1984).....................        23

Podolsky v. First Healthcare Corp., 50 Cal. App. 4th 632,
58 Cal. Rptr. 2d 89 (1996)..........................................     23,24

Polaroid Corp. v. Disney, 862 f.2d 987 (3rd Cir. 1988).............26,28,33,34

Prudent Real Estate Trust v. Johncamp Realty, Inc.,
599 F.2d 1140 (2d Cir. 1979)........................................        34

Rafal v. Geneen, [1972-73 Transfer Binder]
Fed. Sec. L. Rep. (CCH) Paragraph  93,505 (D.C. Pa. 1972)...........        34

SEC v. American Real Estate Investment Trust,
529 F. Supp. 1300 (C.D. Cal. 1982)..................................        34

Sonesta International Hotels Corp. v.
Wellington Assoc., 483 F.2d 247 (2d Cir. 1973)......................     27,34

State Farm Fire and Casualty Co. v. Superior Court,
45 Cal. App. 4th 1093, 53 Cal. Rptr. 2d 229 (1996)..................        23

Tippett v. Terich, 37 Cal. App. 4th 1517,
44 Cal. Rptr. 2d 862 (1995).........................................        22

TSC Indus. Inc. v. Northway, Inc., 426 U.S. 438,
96 S. Ct. 2126, 48 L.Ed. 2d 757 (1976)..............................        27

William Inglis & Sons Baking Co. v. ITT
Continental Baking Co., Inc., 526 F.2d 86
(9th Cir. 1975).....................................................        15


                                 Statutes
                                 --------

15 U.S.C. Section  78n(e)...........................................        26

17 C.F.R. Section  240.14a-9(a).....................................        26

17 C.F.R. Section  240.14d-100......................................     26,32

Cal. Bus. and Prof. Code Section  17200.............................        23

Cal. Bus. and Prof. Code Section  17203.............................     23,24

Cal. Corp. Code Section  1101.......................................        10

Cal. Corp. Code Section  1101.1 ....................................        10



                                    I.

                               INTRODUCTION

      ARV Assisted Living ("ARV"), a California corporation with headquarters in Costa Mesa, is a direct competitor of defendant Emeritus Corporation, a Washington corporation. Both companies are in the business of providing assisted living facilities for the elderly, and both compete vigorously in the California market. Emeritus, however, has suffered mounting losses over the past twelve months, and, beginning in July, 1997, it sought to merge with ARV by communicating to ARV's Board of Directors that it would like to negotiate an agreement pursuant to which it would give ARV's shareholders stock in the combined companies in exchange for their shares in ARV. Not surprisingly, ARV's Board rejected these overtures.

      Beginning in mid-December, Emeritus Corporation and its wholly owned subsidiary, defendant EMAC Corporation (collectively, "Emeritus"), began a campaign, using the twin vehicles of a reckless proxy contest for control of the Board of Directors of ARV and an illusory all cash tender offer directed to ARV shareholders, to force ARV to agree to combine its business with that of Emeritus or face the dire prospect of losing the leases on at least 18 of ARV's 48 existing facilities and losing many of its key employees if Emeritus is able to elect its nominees for seats on the Board of Directors of ARV. ARV brings this action and the instant motion for a preliminary injunction to prevent Emeritus from effectively extorting ARV's Board and shareholders into agreeing to combine the businesses of the two entities.

      Emeritus's tactic is a clever one. Because it deals with some of the same landlords as ARV, Emeritus knows that ARV has provisions in many (in fact, more than half) of its leases that place it in default if a majority of its directors cease to serve. Since all assisted living companies, including ARV and Emeritus, depend heavily on leased facilities for their revenues, Emeritus knows that ARV cannot risk a hostile proxy contest that might result in triggering the change of control provisions of these leases. Thus, after ARV rejected its merger overtures, Emeritus announced in early December that it intended to nominate a slate of directors to unseat ARV's Board of Directors at ARV's annual meeting of shareholders on January 28, 1998. On December 19, 1997, Emeritus unleashed the other half of its tactic, an illusory tender offer subject to a series of conditions it knows will never be met in which Emeritus proposes to buy all of the outstanding stock of ARV for $17.50 per share in cash. Finally, Emeritus mailed to ARV shareholders tender offer and proxy materials that give ARV's shareholders no hint that Emeritus will not, and indeed cannot, meet the conditions to completion of its tender offer.

      Thus, Emeritus's plan is now virtually complete. ARV's Board must either bow to Emeritus's pressure to combine the two companies or Emeritus will deceive ARV shareholders into voting to elect a new Board, thus triggering massive losses for ARV because of the change of control provisions in ARV's leases and employment contracts. These massive losses will then be one of the many justifications Emeritus will use to abandon its $17.50 tender offer. If Emeritus is successful, the new Board, controlled by Emeritus's nominees, will then vote to combine the companies, not for the illusory price of $17.50 per share, but for some lesser consideration, probably consisting largely of stock in a combined Emeritus/ARV entity.

      Fortunately, the federal securities laws and California laws prohibiting unfair competition and breaches of fiduciary duty provide ARV and its shareholders the right to injunctive relief that will enable them to avoid the irreparable harm they will suffer if Emeritus is allowed to follow its plan to conclusion. Accordingly, in order to remedy Emeritus's violations of the federal securities laws and to prevent Emeritus from violating California law, ARV asks this Court to issue a preliminary injunction:

      (1) barring Emeritus from voting any proxies it obtains unless and until it waives all of the conditions to its December 19, 1997 tender offer and secures, and provides this Court with, written waivers from all of the persons providing financing for its tender offer of any conditions to their agreement to finance Emeritus's tender offer;

      (2) requiring Emeritus to disseminate corrective materials to ARV's shareholders adequately disclosing all material facts related to the conditions to its tender offer;

      (3) barring Emeritus from purchasing any more shares of ARV and from soliciting any new proxies until five (5) days after it has disseminated the corrective disclosure required by the Court's order;

      (4) barring Emeritus from voting any proxies if those proxies were obtained on a date that is less than five (5) days after Emeritus disseminates the corrective disclosure required by the Court's order; and

      (5) requiring Emeritus to return any shares tendered to it if those shares were tendered to it on a date that is less than five (5) days after Emeritus disseminates the corrective disclosure required by the Court's order.

                                    II.

                            STATEMENT OF FACTS

A.    ARV and Emeritus Compete for Assisted Living Facilities
      -------------------------------------------------------

      ARV is a major provider of long-term, service enhanced housing for the elderly known as "assisted living." Declaration of Graham Espley-Jones ("Espley-Jones Decl.") Paragraph 2. Critical to ARV's viability is its ability to obtain suitable and reasonably priced facilities to provide this housing. Id. Paragraph 3. ARV currently operates 48 facilities, 32 of which are leased --many at below market rates -- pursuant to long-term operating leases. Id. Paragraph 3.

      Emeritus is a direct competitor of ARV, operating assisted living facilities nationwide, including in California. Declaration of Elizabeth A. Camacho, ("Camacho Decl.") Exh. B, pp. 41, 71, 76. Emeritus currently operates a total of approximately 96 residential communities, leasing approximately 75% of these facilities. Id. Exh. A p. 18.

      Since its organization in 1993, Emeritus has conducted an aggressive acquisition campaign, seeking to lease, purchase or develop additional residential living communities. Id., Exh. B, pp. 42, 65. In the first quarter of 1997, Emeritus stated its intention to continue its expansion program, and stated that its growth strategy will continue to focus on "the acquisition of existing senior housing facilities that are currently operated as assisted-living communities or can be efficiently repositioned by [Emeritus] or assisted-living communities." Id., Exh. B, pp. 45, 48, 61,
65.

      The long-term care service industry is highly competitive and appropriate facilities for assisted-living communities are in short supply. Id. Exh. B, p. 69; Espley-Jones Decl. Paragraph 4. Emeritus itself has predicted that competition in the assisted-living industry will intensify. Camacho Decl. Exh. B, p. 69. In early 1997, Emeritus stated that "in implementing its growth strategy, [it] expects to face competition in its efforts to develop and acquire assisted-living communities." Id.

B.    Emeritus Has Launched a Proxy Contest and Tender Offer to Acquire ARV
      ---------------------------------------------------------------------

      Later this month, ARV will hold an election for all nine seats on its board of directors. Phanstiel Decl. Paragraph 2. Emeritus, which currently owns 1,077,200 shares, or approximately 6.7%, of ARV common stock, has launched a proxy contest seeking to fill all nine of ARV's board seats with its hand-picked nominees. Camacho Decl., Exh. D. ARV's by-laws do not provide for cumulative voting; thus, if Emeritus is successful in obtaining the proxies for a plurality of ARV's outstanding shares, it will be able to remove the entire ARV board and replace it with its customized slate. Phanstiel
Decl. Paragraph 2. If successful in obtaining these proxies, Emeritus will be a controlling shareholder possessing fiduciary obligations to the corporation and its minority shareholders.

      Emeritus has also presented ARV shareholders with a tender offer (the "Tender Offer") to purchase ARV at $17.50 per share in cash.(1) Camacho Decl. Exh. C.

[FN]
------------------------
(1) The Tender Offer was made by EMAC Corporation ("EMAC"), a wholly owned subsidiary of Emeritus that was formed to acquire ARV. Camacho Decl., Exh. C. p. 168. As used in these preliminary injunction papers, the term "Emeritus" shall refer to, where appropriate, both Emeritus and EMAC.


C. The Election of Emeritus's Director Nominees Is Likely to Result in the Termination or Re-Negotiation of At Least 18 ARV Leases
      -----------------------------------------------------------------------

      By merely electing its director nominees, Emeritus would trigger provisions in ARV's leases which would have a catastrophic and long lasting impact on ARV. If Emeritus fails to close its Tender Offer, these devastating consequences would affect ARV shareholders as well.

      The leases for at least 18 of ARV's facilities -- over a third of ARV's total facilities -- contain provisions that allow the landlord to terminate the lease in the event of a change in the composition of ARV's board of directors.(2) Espley-Jones Decl. Paragraph 6, Exh. A, B. Sixteen of ARV's leases provide:

      "Tenant shall not without the prior written consent of Landlord, which may be withheld at Landlord's sole discretion, voluntarily or involuntarily assign, mortgage, encumber or hypothecate this Lease or any interest herein . . . . For purposes of this Lease the following shall be considered an assignment of this Lease by Tenant: . . . (b) any change (voluntary or involuntary, by operation of laws or otherwise but excluding any change as a result of an initial public offering of Tenant's stock) in the person(s), entity or entities which ultimately exert effective control over the management of the affairs of Tenant as of the date hereof. Any of the foregoing acts without such consent shall be void but shall, at the option of Landlord in its sole discretion, constitute an Event of Default giving rise to Landlord's right, among other things, to terminate this Lease."

[FN]
------------------------
(2) Additional ARV leases provide for an event of default upon a significant change in the ownership of ARV's stock. Espley-Jones Decl. Paragraph Paragraph 3,5.

Espley-Jones Decl. Paragraph 6, Exh. A (emphasis added). Two other ARV leases contain a substantially similar provision. Id. The change of control provisions in these 18 leases subject ARV to the significant risk that, in the event of a change in control of ARV's board, its landlords will declare a default and terminate at least 18 of ARV's 32 leases.

      The loss of 18 facilities would have devestating effects on ARV's operations and financial results. These 18 facilities generate approximately $45 million of ARV's gross revenue, or approximately 42% of annual revenue, and approximately $18 million or approximately 86% of ARV's EBITDAR (defined as earnings before interest, taxes, depreciation, amortization and rent). Id. Paragraph 8. Given the intense competition for assisted-living facilities, these 18 facilities would be extremely difficult, if not impossible, to replace. Id.

      Even if ARV's landlords do not elect to evict ARV, they will have the incentive and leverage to re-negotiate the rent on ARV's leases, many of which are currently below market. Id. Paragraph 3. If the rent for these 18 facilities is increased to current market rates, ARV's total estimated annual lease costs could rise as much as $4 million annually. Id Paragraph 9. Over the average life of these leases, the cumulative increase in lease expenses would exceed $25 million. Id.

      Given the competition for scarce assisted living facilities, ARV's default on its leases would provide Emeritus with a unique opportunity to attempt to acquire additional facilities for its own operations.

D. The Election of Emeritus's Director Nominees Is Likely to Result in the Loss of Key ARV Employees
      -----------------------------------------------------------------------

      A change of control in ARV's board of directors would trigger yet another serious loss for ARV. Eighteen of ARV's employees (the "Employees") have employment contracts which entitle them, at their own election, to terminate their contracts early upon a change of control in ARV's board. Espley-Jones Decl. Paragraph 10. If the Employees elect to terminate their contracts, they will be entitled to receive a lump sum payment of one to three years salary. Id. Accordingly, in the event of a change of control in its board, ARV could lose crucial staff members and be obligated to pay more than $6.8 million pursuant to these employment contracts. Id.

      Many of the Employees play a key role at ARV and possesses knowledge, skill and experience which is highly valued in the growing and increasingly competitive assisted living industry. Id. Paragraph 11. A one to three year salary "bonus," along with opportunities with other assisted living companies, offers a powerful incentive for the Employees to exercise their termination option, and a prime opportunity for competitors, such as Emeritus, to raid ARV. The loss of these Employees, in the event Emeritus takes control of the ARV Board but uses its conditions to walk away, could be crippling to ARV's business operations. Id.

E. Emeritus's Tender Offer is Highly Conditional and Provides ARV Shareholders with No Guarantee That Their Shares Will be Purchased
      ------------------------------------------------------------------

      While Emeritus's Tender Offer promises ARV shareholders $17.50 in cash, it is subject to numerous conditions which allow Emeritus to terminate the Tender Offer in a number of circumstances, as described below.

      1.    Consent to Change of Control
            ----------------------------

      Aware of the likelihood that election of its nominees would result in breaches of ARV's leases, Emeritus has conditioned its Tender Offer on the consent of ARV's landlords to the anticipated change of control of ARV's board. The Tender Offer states that Emeritus may terminate the offer if it determines, in its sole judgment, that

      "any approval, permit, authorization, license, contract, lease or consent of any person, entity or Governmental Entity . . . shall not have been obtained, transferred or assigned on terms satisfactory to the Purchaser in its sole discretion." Camacho Decl., Exh. C, pp. 414-15.

      As discussed above, at least 18 of ARV's leases provide that a change in control of ARV's board of directors shall constitute an event of default, allowing the landlord to terminate the lease, unless the landlord consents to the change. See supra, at 5-6. Other ARV leases provide for an event of default upon a significant change in stock ownership. Espley-Jones Decl. Paragraph 5. When these landlords terminate ARV's tenancy or insist on raising ARV's rents in exchange for their consents, Emeritus will be free to reduce the purchase price it is willing to pay to ARV's shareholders, or abandon its all cash offer entirely.

      2.    Absence of Material Adverse Change
            ----------------------------------

      Again, anticipating the additional lease costs or other detriment likely to result from election of Emeritus's nominees, the Tender Offer allows Emeritus to cancel its offer if there occurs (or threatens to occur) any change in ARV's "business, properties, assets, liabilities, capitalization, shareholders' equity, condition, operations, licenses or franchises, results of operations or prospects," that Emeritus determines is or may be materially adverse to ARV. Camacho Decl. Exh. C, p. 212-13. Emeritus may also terminate the offer if it becomes aware of any facts that, in its sole judgment, have or may have material adverse significance regarding the value of ARV, or the value of ARV's shares to Emeritus. Id. Under this condition, the lease defaults would provide a basis for Emeritus to abandon on its offer.

      3.    Rescission of Redemption of the Notes
            -------------------------------------

      Emeritus's Tender Offer also provides that it will close only upon "the redemption of the Notes having been rescinded." Camacho Decl. Exh. C, p. 174. The "Notes" are Convertible Subordinated Notes that were previously issued to a third party investor in return for its significant investment in ARV. Id. Exh. C, 172. The Notes were convertible into shares of ARV common stock at the election of either ARV or the investor. After executing formal agreements with the investor, ARV exercised its right to redeem the Notes, converting them into ARV stock. Id.

      Emeritus has challenged the redemption of the Notes in California state court. Id. Exh. C, p. 172, 174, 206. However, it will be virtually impossible for Emeritus to obtain a judgment rescinding the redemption prior to the offer's expiration date of January 21, 1998. Indeed, it is unlikely that rescission would be ordered until a full trial on the merits. In any event, including time for the parties to exercise their rights of appeal, it will likely be two or three years before Emeritus knows whether the shares issued pursuant to the redemption can in fact be cancelled. Id. Paragraph 7.

      The Tender Offer appears to anticipate the extended time frame for rescinding the redemption, stating that, in the event Emeritus fails to have the redemption rescinded, it "may elect to reduce the Offer Price to take into account the purchase of approximately an additional 800,000 shares." Id. Exh. C, p. 174. Emeritus estimates the purchase of these additional shares would cost "approximately an additional $14 million." Id.

      4.    Financing
            ---------

      Emeritus has also conditioned its Tender Offer upon it being satisfied, in its discretion, that it has obtained financing

      "on terms satisfactory to [it] in an amount sufficient to permit [Emeritus] to consummate the Offer and the Proposed Merger, including the redemption or refinancing of all outstanding debt and payment of all fees and expenses . . . ."

Id.

      In its Tender Offer, Emeritus estimates that the total amount of funds required to close its Tender Offer (assuming the redemption of the Notes is rescinded) is "approximately $400 million." Id. p. 190. The Tender Offer does not, however, disclose the source of the $400 million. Id.

      On December 23, 1997, ARV's Chairman and Chief Executive Officer wrote to Emeritus requesting additional information concerning Emeritus's financing plans. Phanstiel Decl. Paragraph 3, Exh. A. Emeritus responded by letter dated January 2, 1998, stating that it has obtained the commitment of a "major financial institution" to provide Emeritus with a "Regulation U loan for approximately $110 million for the purpose of acquiring ARV." Id. Exh. B. Emeritus's letter further stated that this loan is conditioned on, among other things:

      "satisfaction that nothing shall have occurred which is reasonably likely to have a material adverse effect on the business, property, assets, liabilities, condition (financial or otherwise) or prospects of Emeritus or ARV or on the rights and remedies of the bank or on the ability of the borrower to perform its obligations under the facility."

Id. (emphasis added).

      Emeritus's letter reveals that its alleged financing commitment is conditioned on several events over which Emeritus has no control, e.g., the absence of any material adverse effect on ARV or Emeritus.(3) As discussed above, the events of default that will be triggered by an election of Emeritus's board nominees are more than "reasonably likely to have a material adverse effect" on ARV. Since there is no indication that the bank has waived this condition, Emeritus's election of its nominees would preclude Emeritus from obtaining the $110 million loan. Without the $110 million loan, Emeritus will not have the financing to purchase all of ARV's outstanding shares at $17.50 in cash.(4)

[FN]
------------------------
(3) As another example, Emeritus's letter reveals that the $110 million loan is also conditioned upon another event that has virtually no chance of occurring. The letter states that the loan will fund only if Emeritus acquires a sufficient number of shares to merge with ARV for all cash consideration without obtaining approval from the California Commissioner of Corporations. Phanstiel Decl. Exh. B. California law provides that Emeritus can avoid Commissioner approval of an all cash "squeeze" out of non-tendering shareholders only if it acquires at least 90% of ARV's outstanding shares. Cal. Corp. Code Section
    Section 1101, 1101.1. This would require Emeritus to obtain the shares of current ARV officers and directors, as well as the entity whose transaction Emeritus seeks to void through its state court action. See Camacho Decl., Exh. C. Given Emeritus's hostile posture with respect to these shareholders, the chance of Emeritus acquiring their shares via its tender offers is essentially nil.

(4) Emeritus says virtually nothing in either its Tender Offer or letter to ARV's Chairman about how it plans to finance the remaining $290 million it needs to close the Tender Offer. Phanstiel Decl., Paragraph 3, Exh. B; Camacho Decl., Exh. C pp. [20, 42-25].


      The Tender Offer also asserts that Emeritus "has received a letter from Northstar Capital Partners L.L.C. ('Northstar') stating that Northstar is highly confident of its ability to provide the necessary financing." Camacho Decl., Exh. C, p. 190. It is ARV's understanding, however, that Northstar is not in the business of arranging financing for hostile takeovers and has never arranged such financing.(5) Accordingly, Northstar cannot make any reliable assertion that financing is or will be available.

[FN]
------------------------
(5) ARV has requested permission to conduct expedited discovery to obtain evidence in support of this belief.


      Given the likelihood that these numerous conditions will not be satisfied, Emeritus will have many opportunities to terminate the Tender
Offer. Emeritus could then walk away, leaving ARV shareholders with no benefit, but with the catastrophic effects of breached leases. Emeritus could also take advantage of ARV's weakened financial condition and position of default, and seek to negotiate with ARV's landlords to acquire for itself ARV's highly coveted assisted-living facilities. Moreover, with control of ARV's board, Emeritus would be in a position to "negotiate" a merger that is far more favorable to Emeritus, but falls far short of the $17.50 in cash previously promised to ARV's shareholders.

F. Emeritus's True Intention is to Force ARV Into A Transaction That Is Unfavorable to ARV and its Shareholders
      --------------------------------------------------------------------

      The highly conditional nature of Emeritus's Tender Offer and concurrent attempt to seek control of ARV's Board are no coincidence. While Emeritus promises ARV shareholders $17.50 cash for every share of ARV stock, its true motivation is to use the Tender Offer to acquire control of ARV's board; once in control, Emeritus plans to abandon the Tender Offer and force an acquisition that provides ARV shareholders with substantially less -- either in the form of stock in the new combined company, a reduced amount of cash, or a combination thereof.(6)

[FN]
------------------------
(6) ARV's evidence in support of this assertion is circumstantial by necessity since it has not yet had the opportunity to review Emeritus's documents or depose any witnesses. ARV is seeking expedited discovery in order to obtain additional evidence in support of this motion for preliminary injunction and has requested that it be permitted to file supplemental papers to bring this additional evidence before the Court.


      Emeritus's true motivation is revealed in several ways. First, an all cash purchase purchase of ARV would not make economic sense for Emeritus.(7) Emeritus has had a negative operating cash flow since its formation, Camacho Decl., Exh. A, p. 14; Exh. B., p. 82. ARV believes that an all cash purchase of ARV would substantially weaken the Emeritus balance sheet, reducing Emeritus's earnings per share, and triggering serious declines in the value of Emeritus's own stock.

[FN]
------------------------
(7) If not permitted to conduct expedited discovery, ARV intends to offer further evidence in support of this assertion in its supplemental papers.


      Second, Emeritus's own behavior belies its claimed desire to pay $17.50 cash for ARV stock. When Emeritus first approached ARV in the summer of 1997, it sought to acquire ARV in a stock for stock merger, or, alternatively, a merger that would provide ARV shareholders with a combination of Emeritus stock and "up to 50% in cash." Camacho Decl., Exh. D, pp. 252-53.

      When ARV's board rejected this vague proposal in favor of the more attractive and definitive terms of another transaction it had been negotiating for weeks, Emeritus twice wrote to ARV with the stated desire of pursuing negotiations for a vague and undefined proposal for an all-cash offer to acquire ARV, first for $14, then for $16.50, per share. Camacho Decl., Exh.
D. pp. 257-63. Within days of the second such proposal, however, Emeritus's investment bankers faxed to ARV's investment bankers an informal, but far more detailed, proposal for a stock for stock transaction. Declaration of Michael Rimland ("Rimland Decl.") Paragraph 3, Exh. A. Moreover, even after it announced the purported $17.50 cash offer, Emeritus continued to tell people associated with ARV that a stock for stock transaction is Emeritus's best option. Phanstiel Decl. Paragraph 4.

      In addition, while Emeritus claims to have negotiated the terms of commitment letters to obtain financing for its Tender Offer, it admits that it has refused to incur the fees necessary to obtain a financing commitment. Camacho Decl., Exh. C, p. 174. Finally, as recently as 1996, Emeritus used this very tactic of offering one price to purchase a competitor and then insisting on renegotiation to decrease the price it would pay. In 1996, Emeritus attempted to acquire another assisted living company, Standish Healthcare. Camacho Decl., Exh. E. the two partners announced an agreement in principle at a set price. During the process of finalizing the transaction, however, Emeritus attempted to reduce its purchase price by changing the stock for stock exchange ratio. Id. When Standish would not agree, Emeritus walked away.(8) Id.

[FN]
------------------------
(8) ARV is informed and believes that it was the discovery of disadvantageous change of control provisions in Standish's leases that caused Emeritus to seek a reduction in the purchase price. ARV will seek to obtain evidence of Emeritus's motivation in the Standish deal through discovery.


G. Emeritus Has Failed to Disclose, In Either its Tender Offer or its Proxy Solicitations, Material Facts Critical to an Informed Decision by ARV Shareholders
      ------------------------------------------------------------------------

      While Emeritus's Tender Offer and proxy solicitation materials list the conditions to the Tender Offer, they fail to disclose material facts critical to an adequate understanding and evaluation of these conditions. In fact, these documents say virtually nothing about the likelihood that these conditions will be met.

      For example, while the Tender Offer and proxy solicitation materials disclose the condition requiring that Emeritus obtain appropriate consents, the full meaning of this condition will be lost on ARV's shareholders because the Tender Offer and proxy solicitation materials fail to disclose that ARV will default in at least 18 of its leases upon election of Emeritus's board nominees and additional leases will be in default upon the contemplated change in stock ownership. Compare Espley-Jones Decl. Exh. A, B with Camacho Decl., Exh. C, p. 212-15. In addition, while disclosing the condition requiring rescission of the redemption of the Notes, the Tender Offer and proxy solicitation materials fail to reveal the two year time frame for satisfaction of this condition. Camacho Decl. Exh. C, p. 174, Exh. D., pp. 248-49,
268-69. To the contrary, Emeritus's Tender Offer states that it will expire on January 21, 1998. Id., Exh. C, p. 175. Emeritus's proxy solicitation materials repeatedly attempt to convince shareholders that election of the Emeritus nominees will result in "immediate cash" for all ARV shareholders.
For example, these materials assert that "only the [Tender Offer] provides an immediate cash payment to all ARV shareholders." Camacho Decl. Exh. D, p. 248 (emphasis added). Emeritus's proxy solicitation materials also claim that, while benefits from other transactions are "delayed and uncertain," the Tender Offer "provides you an immediate return on your investment." Id. p. 249 (emphasis added). Finally, these solicitation materials dramatically warn, "THIS IS THE LAST OPPORTUNITY TO REQUIRE THE ARV BOARD TO ACCEPT OUR $17.50 PER SHARE ALL CASH OFFER." Id., p. 242, see also p. 239.

      Emeritus's Tender Offer and proxy solicitation materials also fail to reveal that Emeritus's alleged funding source for a $110 million bank loan has conditioned this financing on the absence of any adverse material change in either ARV or Emeritus. Camacho Decl. Exh. C, p. 174, 190. Indeed, while the Tender Offer claims that Emeritus has "fully negotiated" the terms and conditions of financing commitment letters, neither the Tender Offer nor the proxy solicitation materials disclose the identity of the potential funding sources or any of the terms and conditions allegedly negotiated. Id. The Tender Offer and proxy solicitation materials also fail to disclose that Northstar, the author of Emeritus's "highly confident" letter, cannot make a reliable assertion about the availability of financing because it has never arranged for a tender offer financing. Id.

      In sum, Emeritus has not put ARV shareholders on notice of the potential catastrophes inherent in election of the Emeritus nominees, or of the facts revealing the near certainty that many of the conditions to the promised cash purchase will prove the escape hatch Emeritus has planned all along.

                                   III.

                                 ARGUMENT

      Under well-established Ninth Circuit standards, a moving party is entitled to preliminary injunctive relief if it can show either:

      "(1) a likelihood of success on the merits and the possibility of irreparable injury or (2) the existence of serious questions going to the merits and the balance of hardships tipping in favor of the movant."

Gilder v. PGA Tour, Inc., 936 F.2d 417, 422 (9th Cir. 1991) (emphasis added). As the Ninth Circuit explained in Gilder,

      "The critical element in determining the test to be applied is the relative hardship to the parties. If the balance of harm tips decidedly toward the plaintiff, then the plaintiff need not show as robust a likelihood of success on the merits as when the balance tips less decidedly."

Id. (citation and internal quotations omitted); William Inglis & Sons Baking Co. v. ITT Continental Baking Co., Inc., 526 F.2d 86, 88 (9th Cir. 1975) (if harm to plaintiff is sufficiently serious, "only a fair chance of success on the merits" is required). "Serious questions" refers to questions which cannot be resolved at the hearing and as to which "the court perceives a need to preserve the status quo lest one side prevent resolution of the questions or execution of any judgment by altering the status quo." Gilder, 936 F.2d at 422 (citations and quotations omitted). "Serious questions" need only involve a "fair chance of success on the merits." Id. Because the balance of harms tips so decidedly in favor of ARV, ARV has a lower burden on the merits. Nonetheless, as discussed below, ARV is entitled to the narrow relief sought herein under either of the above standards.

A. ARV Is Entitled to Preliminary Injunctive Relief to Prevent Emeritus From Electing Its Board Nominees Unless and Until it Waives All Conditions to its Tender Offer
      --------------------------------------------------------------------

      1. ARV Is Likely to Prevail on Its Claim that Emeritus Will Breach Its Fiduciary Duty If It Elects Its Board Nominees
            ---------------------------------------------------------------

      The moment that Emeritus obtains sufficient proxies to elect a new board of directors of ARV, Emeritus becomes subject to longstanding California corporate law principles which preclude Emeritus from taking any action to further its own agenda if that action has the potential to injure the corporation and its other shareholders. Under the undisputable facts at issue here, the moment Emeritus votes its proxies to take control of the board, that very act instantaneously will put at least 18 of ARV's facility leases in default -- thereby crippling ARV and its shareholders in the event that Emeritus fails to close its highly conditional $17.50 cash tender offer. Espley-Jones, Paragraph Paragraph 3, 9. In addition, by electing its nominees to ARV's board, Emeritus will automatically provide over 18 ARV employees the right to terminate their employment contracts early and demand severance payments totaling approximately $6.8 million from ARV. Id. Paragraph 10. Yet, Emeritus will have no obligation to complete its Tender Offer because of conditions Emeritus has imposed on that offer. See supra, at 7-11. ARV's shareholders will be left with a devalued company, a board of directors loyal to Emeritus and no way to get the $17.50 per share in cash that Emeritus has promised.

      The situation here is even more egregious because, under the terms of its Tender Offer, the very act of electing its nominees will create two new reasons why Emeritus need not consummate the offer. Two of the conditions to that offer, i.e. that no material adverse change has occurred and that Emeritus has received all necessary consents on leases, will allow Emeritus to walk away from its $17.50 cash offer once it elects its nominees. Camacho Decl., Exh. C., pp. 212-15. Thus, having made a highly conditional tender offer and used the power of its proxies and controlling shareholder status to ensure that two of those conditions will not be met, Emeritus will be free to walk away from its offer. Indeed, Emeritus will have manufactured its own excuse to abandon or lower its offer.

      It is difficult to conjure up a more blatant instance where a controlling shareholder has placed itself more squarely in a conflict with the interests of the corporation or its remaining shareholders. The risk of lease defaults is clearly a risk Emeritus cannot avoid if it wishes to acquire ARV. However, by its reckless proxy contest and its refusal to waive the many conditions to its offer, Emeritus seeks to place this risk irretrievably upon the other shareholders of ARV while reserving an option for itself to walk away from that risk or even to benefit from the very defaults it will create.(9) Fortunately, California law, indeed one of the landmark decisions of corporate jurisprudence, bars this self serving conduct and supports the narrow relief sought by ARV.

[FN]
------------------------
(9) Because Emeritus directly competes with ARV in California and seeks to expand its presence, Camacho Decl., Exh B. pp. 41-42, 61, 65, 71, 76, it can benefit directly from the lease defaults its misuse of corporate power will create even if it does not acquire ARV. While in control, Emeritus can simply determine which facilities in default it most prefers, then, after it uses its conditions as an excuse to walk away, it can approach the landlords to offer more than ARV is willing to pay to cure the default Emeritus created. Thus, Emeritus has attempted to structure a "heads I win; tails I still win" scenario.


      One of the cornerstones of corporate law, not just in California, but throughout the country, is Chief Justice Traynor's decisions in Jones v. H.F. Ahmanson & Co., 1 Cal. 3d 93, 460 P.2d 464 (1969). This opinion, which is used in virtually every legal textbook on corporations to teach the duties owed by controlling shareholders to the corporation and other shareholders, is directly applicable to the facts of this case and bars Emeritus's proposed reckless use of proxies it may receive. In Jones v. H.F. Ahmanson & Co., the California Supreme Court held that "the comprehensive rule of good faith and inherent fairness to the minority in any transaction where control of the corporation is material properly governs controlling shareholders in this state. Id. at 112 (emphasis added.)

      Jones v. H.F. Ahmanson & Co. expansively explains the reasons for this rule and describes a number of situations to which it will apply - - situations which parallel the facts at issue here. In describing the rationale for the duties a controlling shareholder owes the minority, the Supreme Court stated:

      "A director is a fiduciary . . . . So is a dominant or controlling stockholder or group of stockholders . . . Their powers are powers of trust. . . .'" He who is in such a fiduciary position cannot serve himself first and his cestius second. He cannot manipulate the affairs of his corporation to their detriment and in disregard of the standards of common decency and honesty. He cannot by the use of the corporate entity violate the ancient precept against serving two masters. . . .
      He cannot utilize his inside information and his strategic position for his own preferment. He cannot violate rules of fair play by doing indirectly what he could not do directly. He cannot use his power for his personal advantage and to the detriment of the stockholders . . .
      no matter how absolute in terms that power may be and no matter how meticulous he is to satisfy technical requirements. For that power is at all times subject to the equitable limitation that it may not be exercised for the aggrandizement, preference, or advantage of the fiduciary to the exclusion or detriment of the cestius. Where there is a violation of these principles, equity will undo the wrong or intervene to prevents its consummation.

Jones v. H.F. Ahmanson & Co., 1 Cal. 3d 93, 108-09 (1969) (internal citations omitted) (emphasis added).

      The Supreme Court added;

      "This rule that has developed in California is a comprehensive rule of "inherent fairness from the viewpoint of the corporation and those interested therein." (Remillard Brick Co. v. Remillard-Dandini Co., supra, 49 Cal 2d 370; Brown v. Halbert, supra, 271 Cal. App. 2d 252; Burt v. Irvine Co., supra 237 Cal. App. 2d 828; Efron v. Kalmanovitz, supra, 226 Cal. App. 2d 546). The rule applies alike to officers, directors, and controlling shareholders in the exercise of powers that are theirs by virtue of their position and to transactions wherein controlling shareholders seek to gain an advantage in the sale or transfer or use of their controlling block of shares."

Id. at 110 (emphasis added.)

      There is no doubt Emeritus is a controlling shareholder to whom the fiduciary standards of the Jones v. H.F. Ahmanson & Co. rule applies. In its own opinion, the Supreme Court stated: "[when] a number of stockholders combine to constitute themselves a majority in order to control the corporation as they see fit, they become for all practical purposes the corporation itself, and assume the trust relation occupied by the corporation towards its stockholder.'" Id. at 110-111, quoting Ervin v. Oregon Rv. & Nav. Co., 27 F. 625, 631 (S.D.N.Y. 1886). Other California courts have observed that the application of this rule does not turn upon the amount of shares a stockholder owns, but upon the "amount of influence [the shareholder] could exert on the corporation by reason of its holdings." See e.g., Heckmann v. Ahmanson, 168 Cal. App. 3d 119, 133 n.7, 214 Cal Rptr. 177 (1985). Fiduciary duties like those imposed in Jones v. H.F. Ahmanson have been applied to holders of proxies. See, e.g., Beverly Hills Federal Savings and Loan Ass'n
v. Federal Home Loan Bank Bd., 371 F. Supp. 306, 314-15 (C.D. Cal. 1973) (holders of proxies "stood in position of trust and confidence" with other shareholders "and owed them those obligations commonly associated with fiduciaries").

      The conduct in which Emeritus seeks to engage is impermissible under the Jones v. H.F. Ahmanson & Co. rule. Emeritus seeks to utilize the control power its obtains by proxy to advance its own purchase transaction notwithstanding that when Emeritus votes its proxies and its own shares to change control of the ARV board it will trigger the default of at least 18 leases, the loss of which could deal a crippling blow to ARV's future prospects. The unfairness of this conduct is exacerbated by the fact that Emeritus has reserved the right to walk away from its cash offer through contractual conditions that cannot be satisfied as a result of the very lease defaults that the Emeritus vote will trigger. Emeritus can then use its actual control of ARV to survey which facilities are most profitable, and, to use the financial impact of the defaults to reduce its offering price, to propose a stock for stock merger or to cherry pick the facilities it most desires by negotiating directly with landlords.(10)

[FN]
------------------------
(10) The alternatives are far from speculation. In 1996, Emeritus walked away from a publicly announced merger with Standish Healthcare when Standish declined to accept a reduced, exchange ratio after Emeritus finished due diligence. Camacho Decl., Exh. E. Similarly, for months Emeritus's investment bankers have been telling ARV's financial advisers and others that Emeritus prefers to complete a stock for stock merger. Rimland Decl. Paragraph 3; Phanstiel Decl. Paragraph 4.


      Moreover, if Emeritus obtains and votes sufficient proxies to elect its board nominees, Emeritus will subject ARV to the risk of being forced essentially to pay valuable employees to leave the company. Upon a change in board control, over 18 ARV employees will be entitled to terminate their contacts early, and ARV will incur an immediate potential liability of approximately $6.8 million in "golden parachute" payments to these individuals. Espley-Jones Decl., Paragraph 10. Given the increasingly high demand in the assisted living industry for knowledgeable and experienced personnel, many of these employees may be unable to resist the huge windfall of one to three years salary that they would be entitled to receive. Such an exodus of key staff could leave ARV in rubble, forced to replace a talented and experienced staff on little notice in an increasingly competitive market. Id. Paragraph 11. Again, Emeritus would have another excuse to change the terms of the deal, and a rare opportunity to hire away some of ARV's best employees.

      Since the actions which Emeritus can take by reason of its control position can be used to reduce the value of ARV and the price that Emeritus will offer to ARV shareholders, the facts herein become similar to another California case which prevents such actions, Brown v. Allied Corrugated Box Co., 91 Cal. App. 3d 477, 488, 154 Cal. Rptr. 170 (1979). In Brown, a
controlling shareholder who exercised control over the company's sales efforts was precluded from taking actions to lower the corporation's overall value because, as a fiduciary, he "was not entitled to use his dominant position. . . to benefit himself alone." Here, by electing its nominees, Emeritus lowers the value of ARV for the sole purpose of putting itself in position to complete a merger with ARV. By doing this without having made an unconditional, financed tender offer that assures ARV's shareholders they will actually get $17.50 per share, Emeritus violates its fiduciary duties as a controlling shareholder.

      Jones v. H.F. Ahmanson & Co. precludes the use of controlling shareholder power for personal advantage and to the detriment of shareholders "no matter how meticulous [the control person] is to satisfy technical requirements." 1 Cal. 3d 93, at 109. Here, Emeritus's tender offer and proxy statement do not even come close to satisfying "technical requirements." As discussed in Section II. F. above, Emeritus has failed to inform ARV shareholders of the serious economic risks inherent in a change of control.
In essence, Emeritus has attempted to mislead ARV shareholders into giving Emeritus the very control it will abuse to their detriment.

      This is not a close case. The misuse of controlling shareholder powers by Emeritus and the dramatic harm a change of control will inflict upon ARV cannot be seriously debated.

      Moreover, the narrowly crafted relief sought by ARV imposes no unfair burden on Emeritus. The conditional injunction sought by ARV simply enjoins Emeritus from voting its proxies to effect a change of control unless and until it waives all the conditions to its cash tender offer and it supplies similar waivers from its financing sources. In short, the relief sought merely requires Emeritus to "SHOW ARV SHAREHOLDERS THE MONEY" before it inflicts upon them the risks of lease defaults and employees departures. If the Emeritus cash offer is real and not the illusory ruse ARV believes it to be, this relief imposes no burden on Emeritus. At the same time, the relief requested does protect ARV shareholder from Emeritus reckless and self-serving course of conduct.

      2. ARV is likely to Prevail On Its Claim That Election of Emeritus's Nominees Without Waiving The Conditions to its Tender Offer Would Constitute Unfair Competition.
            -----------------------------------------------------------------

      Emeritus's egregious conduct is also prohibited by California's unfair competition statutes. These statutes were specifically designed to afford injunctive relief to injured parties and are intended to protect both consumers and competitors, Tippett v. Terich, 37 Cal. App. 4th 1517, 1536, 44 Cal. Rptr. 2nd 862 (1995).

      California Business and Profession Code Section 17203 provides that "any court of competent jurisdiction" may enjoin "any person who engages, has engaged, or proposes to engage in unfair competition. . . ."  Unfair competition" is in turn defined to include "any unlawful, unfair or fraudulent business act or practice." Cal. Bus. & Prof. Code. Section 17200.

      The "unfair" standard, the second prong of the "unfair competition" definition, provides an independent basis for relief. As the California Court of Appeal explained in State Farm Fire and Casualty Co. v. Superior Court:

      "This standard is intentionally broad, thus allowing courts maximum discretion to prohibit new schemes to defraud. [Citation.] The test of whether a business practice is unfair "involves an examination of [that practice's] impact on its alleged victim, balanced against the reasons, justifications and motives of the alleged wrongdoer. In brief, the court must weigh the utility of the defendant's conduct against the gravity of the harm to the alleged victim. . . [Citations.]'"

45 Cal. App. 4th 1093, 1103-04, 53 Cal. Rptr. 2d 229 (1996); see also Podolsky
v. First Healthcare Corp., 50 Cal. App. 4th 632, 648, 58 Cal. Rptr. 2d 89
(1996); Olsen v. Breeze, Inc., 48 Cal. App. 4th 608, 618, 55 Cal. Rptr. 2d 818
(1996) (a business act or practice is "unfair" if its harm to the victim outweighs its benefits). In interpreting the term "unfair," California courts have also looked to factors specified in the Federal Trade Commission guidelines, including whether the practice causes "substantial injury" to competitors or consumers. See State Farm Fire and Casualty Co., 45 Cal. Appl. 4th at 1104; People v. Casa Blanca Convalescent Homes , Inc., 159 Cal. App. 3d 509, 530, 206 Cal. Rptr 164 (1984).

      It cannot be denied that Emeritus's reckless plan for voting the proxies its hopes to obtain would cause substantial injury to ARV. By voting proxies to elect its hand-picked slate, Emeritus would throw its competitor ARV into default on leases for at least 18 of its 48 facilities. Espley-Jones Decl., Paragraph 6. ARV's facilities are the foundation of its entire business operation; termination of these leases would subject ARV to potentially ruinous losses in revenue. Id. Paragraph 8. Given the scarcity of adequate facilities, and ever increasing competition, ARV might well be unable to recover from a loss of this magnitude. Even if ARV's landlords allow it to remain, the price of their consent could be devastating for ARV. ARV estimates that an increase to market rent would mean a $4 million increase in ARV's estimated annual lease costs, an event which could have paralyzing effects on ARV's ability to operate at its current level. Id. Moreover, election of Emeritus's nominees could cause ARV to lose key employees and incur an immediate liability of $6.8 million. Id. Paragraph 10-11.

      Perhaps most egregiously, as discussed above, Emeritus has designed its scheme to acquire ARV in such a way that it saddles ARV with these serious risks without providing any guarantee that Emeritus will follow through with its stated offer to purchase ARV at $17.50 per share in cash. Emeritus has specifically crafted its Tender Offer to allow it to use the promise of $17.50 in cash to gain proxies, but then walk away from this offer once the exercise of those proxies causes ARV to default on its leases or incur substantial severance obligations. See supra, at 7-8. While ARV would suffer disastrous consequences, Emeritus would emerge not merely unscathed, but with the enormous benefit of control of its competitor's board of directors. Emeritus could then "negotiate" whatever deal was most advantageous to it alone. Emeritus has also designed its takeover plan in such a way that, if it decides not to combine with ARV after all, ARV would be ripe for a raid of its most valuable assets - - its facilities and key personnel.(11)

[FN]
(11) ARV is entitled to injunctive relief despite the fact that Emeritus has not yet completed the unfair business practice it clearly plans. Cal. Bus. & Prof. Code Section 17203 (injunctive relief is proper against one who "proposes to engage in unfair competion"); see also Podolsky, 50 Cal. App. 4th at 649, n. 9 (California's unfair competition statute is properly invoked to enjoin proposed unfair business practices).

      On the other side of the scale, one can hardly see any utility in Emeritus's lopsided allocation of risks and benefits. If Emeritus is truly interested in following through with its Tender Offer, it can waive the conditions and make the purchase. However, to allow Emeritus to wreck havoc with ARV's leases and employment contracts without providing ARV any assurance that its offer is for real would serve no purpose but to afford Emeritus an unfair competitive advantage. This disastrous harm to ARV far outweighs any negligible utility in Emeritus's clearly one-sided scheme.

      Emeritus scheme is truly clever; it can use the $17.50 cash offer to convince shareholders to give Emeritus their proxies. and then use those very proxies as one of the many reasons to abandon the offer, leaving Emeritus in control of ARV's board. Yet while clever, this strategy is grossly unfair to ARV and must be enjoined.

      3. ARV Will Suffer Irreparable Harm If Emeritus Is Not Enjoined From Voting Proxies Unless and Until it Waives All Conditions to Its Tender Offer
            -----------------------------------------------------------------

      Once Emeritus votes its proxies and elects its board nominees, the change of control provisions in ARV's leases and employment contracts will be irrevocably triggered. At that point, ARV will be completely vulnerable, subject only to the mercy of the third party landlords and the loyalty of employees asked to forego millions of dollars in immediate cash payment. Neither the parties nor the Court will have any power to remedy these breaches. Accordingly, if Emeritus is not enjoined from voting proxies unless and until it waives the conditions of the Tender Offer, ARV will suffer severe and irreparable harm.

B. ARV Is Entitled to Preliminary Injunctive Relief to Prevent Emeritus From Further Solicitation of Tender of Shares and Solicitation or Voting of Proxies in Violation of the Securities Law.
      ------------------------------------------------------------------------

      1. ARV Is Likely to Prevail on Its Claims that Emeritus Has Violated the Exchange Act By Failing to Disclose Material Facts in its Tender Offer and Proxy Solicitation Materials.
            -----------------------------------------------------------------

      The Exchange Act and rules promulgated thereunder are intended to ensure that shareholders presented with a tender offer or proxy solicitation have the benefit of information necessary to make an informed decision as to whether to tender their shares or vote for a particular board nominee. Accordingly, the Exchange Act requires disclosure of material facts and prohibits false and misleading statements in connection with both tender offers and proxy solicitation materials.

      With respect to tender offers, Section 14(e) of the Exchange Act prohibits both false or misleading statements in connection with the offer.
15 U.S.C. Section 78n(e). Section 14(d) of the Exchange Act, and Rule 14(d)(3), promulgated thereunder, identify specific information that a bidder must disclose to the SEC in connection with a tender offer. In particular,
Section 14(d) and Rule 14d-3, require the bidder to "[s]tate the purpose or purposes of the tender offer for the subject company's securities." 17 C.F.R.
Section 240.14d-100, Item 5. Rule 14(d)(3) further requires that a bidder in a tender offer disclose:

      "Such additional material information, if any, as may be necessary to make the required statements, in light of the circumstances under which they are made, not materially misleading."

Id. Item 10(f).

      Similar disclosure laws apply to proxy solicitation materials. Rule 14a-9, promulgated under Section 14(a) of the Exchange Act, prohibits the solicitation of proxies by means of materials containing "any statement which, at the time and in the light of the circumstances under which it is made," is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading." 17 C.F.R. Section 240.14a-9(a).

      The test for determining whether an omitted fact is material is essentially the same for both tender offers and proxy solicitation materials. An omitted fact is material for purposes of Sections 14(a) and 14(e) if there is a substantial likelihood that a reasonable shareholder would consider it important in making the decision with which he or she is confronted, i.e., whether to sell stock or how to vote. Polaroid Corp. v. Disney, 862 F.2d 987, 1005 (3rd Cir. 1988) ("a mispresentation is material under section 14(e) 'if there is a substantial likelihood that a reasonable shareholder would consider it important in deciding whether to sell his or her stock'"); Sonesta International Hotels Corp. v. Wellington Assoc., 483 F.2d 247, 251 (2d Cir.
1973). In other words, "there must be a substantial likelihood that the disclosure of the omitted facts would have been viewed by the reasonable investor as having significantly altered the "total mix" of information made available." TSC Indus. Inc. v. Northway, Inc., 426 U.S. 438, 449, 96 S.Ct. 2126, 48 L.Ed. 2d 757 (1976) (footnote omitted); see also Berkman v. Rust Craft Greeting Cards, Inc., 454 F.Supp. 787, 791 (S.D.N.Y. 1978) (omitted information in proxy materials regarding board of directors election is material).(12)

[FN]
------------------------
(12) A statement referring to a prospective event may be material "even though the event may not occur, provided there appears to be a reasonable likelihood of its future occurrence." Sonesta, 483 F.2d at
     251. "Where the event, if it should occur, could influence the stock holder's decision to tender, the chance that it might well occur is a factor that should be disclosed to the investor for consideration in making his or her decision." Id.


            (a) Emeritus Improperly Failed to Disclose The Existence and Effect of Change of Control Provisions in ARV Leases
                  --------------------------------------------------------

      Emeritus has violated the Exchange Act by failing to disclose - - in either its Tender Offer or its proxy solicitation materials - - the existence and likely effect of the change of control provisions in ARV leases. See supra, at 13-14.

      A reasonable shareholder would consider the existence of these provisions important in deciding in whether to sell their shares and whether to vote for Emeritus's board nominees. First, these provisions, if triggered, would have a devastating effect on ARV's financial condition and continued viability.

      Second, defaults by ARV could well preclude financing for the Tender Offer, either because they trigger the material adverse change condition imposed by Emeritus's potential financing sources, or because the damage to ARV makes the transaction less attractive to funding sources. Not surprisingly, issues likely to affect the possibility of financing are considered to be of "substantial importance" to a reasonable shareholder in evaluating a tender offer. Polaroid, 862 F.2d at 1005 (failure to disclose potential margin violation that could result in sanctions against lenders was material in context of tender offer because it was likely to affect bidder's ability to attract financing).

      Third, ARV's default would substantially increase the likelihood that Emeritus will not consummate its Tender Offer. If triggered, these provisions would give rise to an adverse material change in ARV and would give ARV landlords the option of terminating leases. Both of these events provide Emeritus with a convenient escape from its cash offer of $17.50. If Emeritus were in control of the board, it would be in a prime position to "negotiate," as both buyers and seller, a merger that is far less beneficial than $17.50 cash per share. Emeritus could also choose to abandon ARV completely, leaving it with the burdens of breached leases, and could negotiate itself for ARV's most profitable facilities.

            (b) Emeritus Improperly Failed to Disclose The Time Frame For Rescinding the Redemption of the Notes
                  ---------------------------------------------------------

      Emeritus also violates the Exchange Act by failing to disclose that its condition of rescission of the redemption of the Notes most likely will not occur for at least two years. See supra, at 9, 14. There can be little doubt that this is the proper time frame. Last week, Emeritus announced that it will name as a defendant in its state action the Lazard Freres entity which owns the shares at issue.(13) This entity took no part in the decision to redeem and will undoubtedly claim it is a bona fide purchaser of the shares (having provided more than $60 million to ARV). There can be no doubt that this defendant will appeal any decision purporting to rescind its share ownership. Since the average civil appeal any decision purporting to rescind its share ownership. Since the average civil appeal from Orange County Superior Court decisions currently takes approximately three years, Camacho Decl., Paragraph 7, the two year time frame used herein is conservative.

[FN]
------------------------
(13) This Court should have received a copy of Emeritus's amended complaint from ARV's counsel in the state court case.


      Since Emeritus's Tender Offer expires on January 21, 1998, the two year time frame for satisfying the rescission condition presents a substantial likelihood that the Tender Offer will not close. At the very least, the Tender Offer will not be consummated as expeditiously as the offer itself suggests. A reasonable shareholder would consider this possibility of failure or delay in consummating a tender offer important to his or decision as to how to respond to the Tender Offer. Polaroid, 862 F.2d at 1005 (finding material the likelihood of delay realized through the subsequent postponements in the closing of a tender offer while the bidder sought an adjudication that shares previously issued by the target company were invalid).

      The fact that Emeritus could waive this condition does not render the timing issue any less material. The Tender Offer states that if Emeritus fails to have the redemption rescinded, it "may elect to reduce the Offer Price to take into account the purchase of approximately an additional 800,000 Shares" which Emeritus estimates would cost "approximately an additional $14 million.' Camacho Decl. Exh. C, p. 174. Emeritus's waiver of this condition is therefore likely to result in a decrease in the purchase price (by about $.85/share), and may well affect Emeritus's ability to obtain financing for the Tender Offer. Because the time frame for obtaining rescission makes it far more likely that Emeritus would reduce the purchase price or abandon the Tender Offer altogether, it would be of critical importance to a shareholder deciding whether to sell to Emeritus.

      These same issues are equally material in the context of the proxy contest. Emeritus's proxy solicitation materials repeatedly promise ARV shareholders "immediate cash" for its shares and in fact criticize ARV's other options as "delayed and uncertain." Camacho Decl., Exh. D, p. 249. A reasonable shareholder deciding how to vote in the proxy contest would certainly consider important the possibilities of significant delay in consummation of the Tender Offer, reduction in the purchase price or failure of the offer due to lack of financing.

            (c) Emeritus Improperly Failed to Disclose Facts Jeopardizing Emeritus's Financing for Its Tender Offer
                  ---------------------------------------------------------

      Emeritus has failed to disclose at least two additional material facts bearing on the likelihood of Emeritus obtaining financing for the Tender Offer. First, while Emeritus claims that it has "fully negotiated" the terms and conditions of financing commitment letters, it fails to disclose either the identity of the potential funding sources or the slightest hint as to the substance of those terms and conditions. See supra, at 14. In particular, Emeritus has failed to reveal that one of Emeritus's potential funding sources has conditioned its financing on the absence of any adverse material change to ARV or Emeritus. Phanstiel Decl., Exh. ARV's shareholders are thus unaware that the election of Emeritus's board nominees would preclude Emeritus's financing for the Tender offer.

      Second, Emeritus misleadingly points to a letter from Northstar Capital Partners LLC to support its confidence that it will obtain financing, failing to disclose that Northstar is an unreliable source for such information because, at ARV expects to prove, Northstar has never arranged the financing for a hostile tender offer.(14) See supra. at 11.

[FN]
------------------------
(14) In Newmont Mining Co. v. Pickens, 831 F.2d 1448 (9th Cir. 1987), the Ninth Circuit rejected the Plaintiff's attack on a "highly confident" letter issued by Drexel Burnham Lambert Company as inadequate under the Williams Act. This case differs from Newmont in a least two respects. First, while a letter from Drexel Burnham in 1987 no doubt carried significant meaning and weight, Northstar - - an entity which was formed last summer and which has never arranged for financing in a hostile takeover - - is not able to give the type of assurances Drexel Burnham was able to give in 1987. Second, the Plaintiff in Newmont did not assert that the defendant had failed to disclose known facts, but argued that the tender offer could not even commence until firm financing was in place. Id, at 1450. ARV does not argue that Emeritus cannot commence its offer because it has not secured financing; rather, ARV argues that by putting forth this letter without disclosing Northstar's missing credentials, Emeritus misleads shareholders as to the meaning of the letter, and thus as to the likelihood that the financing will ultimately materialize.


      These facts cast doubt on Emeritus's ability to obtain financing, and would be critical to a shareholder considering either the Tender Offer or the Emeritus board nominees.

            (d) Emeritus Improperly Failed to Disclose Its Plan To Abandon The Cash Offer in Favor of Stock For Stock Deal
                  ----------------------------------------------------------

      Finally, Emeritus has failed to disclose that it has no intention of consummating its Tender Offer, but rather is using the offer as a ruse to gain control of ARV's board or directors; once in control. Emeritus will have the power to reduce its purchase price, or substitute stock as consideration for the merger. Camacho Decl., Exh. C, D.

      The evidence currently available to ARV strongly suggests that Emeritus has no intention of following through with an all cash offer. Since it first expressed an interest in ARV, Emeritus has consistently demonstrated its determination to acquire ARV with stock:

      o Emeritus's initial proposal to ARV was a stock for stock merger, Camacho Decl., Exh. D, p. 252-53:

      o In October of 1997, within days of proposing a vague all cash deal to ARV's board, Emeritus's investment bankers faxed to ARV's investment bankers a far more detailed proposal for a stock for stock transactions, Rimland Decl., Paragraph 3, Exh. A;

      o Shortly after announcing its all cash tender offer for $17.50 per share, Emeritus continued to communicate to ARV its preference for a stock for stock merger, Phanstiel Decl., Paragraph 4.

      Moreover, ARV expects discovery will show that an all cash purchase of ARV makes no economic sense for Emeritus. The increased lease costs both ARV and Emeritus are likely to incur upon a change of control may well preclude outside financing. Emeritus's lack of commitment and ability to obtain financing are demonstrated by its failure to identify any serious financing sources, and its admitted refusal to incur the fees necessary to obtain a financing commitment. Camacho Decl., Exh. C, pl. 190. In short, ARV believes that discovery will confirm that Emeritus has neither the ability nor the incentive to close on its Tender Offer.

      A bidder's undisclosed plan to use a tender offer as a mere ruse to obtain board control is clearly material in the context of the offer itself. Indeed, Rule 14d-3 specifically requires the bidder to file with the SEC a tender offer statement that states "the purpose or purposes of the tender offer for the subject company's securities." 17 C.F.R. Section 240.14d-100,
Item 5. Such a plan would also be material in the context of a proxy fight; since the Tender Offer is the foundation of Emeritus's bid for board control, the existence of a plan to abandon the offer (especially if this were to occur after Emeritus had gained control of ARV's board) would certainly be important to shareholders deciding how to cast their vote.

      2. ARV Will Suffer Irreparable Injury If Emeritus Is Not Enjoined From Violating the Exchange Act
            -------------------------------------------------------------------

      A finding or irreparable harm is particularly appropriate in a corporate takeover case such as this because "[o]nce the company has been take over,
courts can rarely if ever 'unscramble the eggs.'"   Homac, Inc. v. DSA
Financial Corp., 661 F. Supp. 776, 783 (E.D. Mich. 1987); Camelot Indus. Corp.
v. Vista Resources, Inc., 535 F. Supp. 1174, 1184 (S.D.N.Y. 1982) (irreparable harm is present when a vote for directors is based on misleading information); Marshall Field & Co. v. Icahn, 537 F. Supp. 413, 416 (S.D.N.Y. 1982) (irreparable harm is present if the investing public and existing shareholders trade in the marketplace that is deprived of important and legally required information). As the Third Circuit explained in Polaroid in connection with tender offers,

      "Upon announcement of a tender offer, shareholders must decide whether to tender their shares, retain their shares or sell their shares to arbitrageurs willing to assume the risk that the tender offer premium might disappear if the tender offer fails. The theory of the [Williams} Act is that shareholders are unable to protect their interests fully in making these decisions if the tender offeror fails to provide all material information regarding the offer. Irreparable harm arises because of the difficulty of proving money damages in a suit based upon material misrepresentations by the tender offeror. While Congress has determined that accurate disclosure is important to shareholders, it would often be impossible for shareholders to prove that on the facts of their particular tender offer accurate disclosure would have affected their decision making in a particular way with concomitant monetary loss. The inadequacy of a remedy at law and the importance that Congress has attached to accurate disclosure of material information establishes irreparable harm."

862 F.2d at 1006. See also Camelot, 535 F. Supp. at 1184 (irreparable harm where tender offer material contained misleading information); Sonesta, 483 F.2d at 250 ("once the tender offer has been consummated it becomes difficult, and sometimes virtually impossible, for a court to 'unscramble the eggs.'").

      Under these standards, courts have enjoined defendants in cases like this one from (1) soliciting proxies until defendants provide shareholders with a proxy statement correcting previously made false and misleading statements. SEC v. American Real Estate Inv. Trust, 529 F.Supp. 1300, 1305 (C.D. Cal. 1982); (2) voting or exercising any proxy obtained or solicited in violation of the securities laws. Id.; Rafal v. Geneen, [1972-73 Transfer Binder] Fed. Sec. L. Rep. (CCH) Paragraph 93,505 (E.D. Pa.1972); and (3) proceeding with a tender offer until defendant makes appropriate corrective disclosures and offers shareholders a reasonable time to rescind their tenders. Polaroid, 862 F.2d at 1006; Sonesta, 483 F.2d at 255; Prudent Real Estate Trust v. Johncamp Realty, Inc., 599 F.2d 1140, 1148 (2d Cir. 1979); Commonwealth Oil Refining Company, v. Tesoro Petroleum Corp., 394 F. Supp. 267, 270 (S.D.N.Y. 1975).

      Here, the injury to ARV goes beyond the typical harm caused by disclosure violations in the context of a proxy contest or tender offer. Not only will the Court be unable to reverse the harm to ARV's corporate governance, or remedy shareholders problems of proof, but neither the parties nor the Court will be able to extricate ARV from a disastrous position with respect to its leases and employment contracts. ARV will be fundamentally and forever damaged by the likely loss of facilities and key personnel. Espley-Jones Decl. Paragraph 2-11.

C.    There is No Hardship to Emeritus
      --------------------------------

      Analysis under the Ninth Circuit's alternative test for preliminary injunctive relief easily confirms that ARV is entitled to the narrow relief it seeks. As set forth above, ARV's claims of breach of fiduciary duty, unfair competition and violations of federal security disclosure requirements hold more than a fair chance of success on the merits.

      The balance of hardships tips decidedly in favor of ARV. The relief requested would not subject Emeritus to any undue burden. Emeritus can hardly cry foul if this Court requires it to make the accurate disclosures Congress found so important in enacting the Exchange Act. Nor would the requested relief preclude Emeritus from pursuing a valid Tender Offer; to the contrary, ARV seeks to ensure that the offer is truly available to its shareholders, and will not simply confer unfair advantage on Emeritus at ARV's profound expense. The only "harm" Emeritus would suffer is the inability to use an illusory promise of an all cash offer to injure a competitor for its own advantage. If the offer is true, no such harm will befall Emeritus.


                                    IV.

                                CONCLUSION

      For all of the foregoing reasons, ARV respectfully submits that this Court should issue a preliminary injunction enjoining Emeritus from the illegal conduct described herein. ARV is submitting a proposed order setting forth the exact terms of the relief requested.

Dated: January 8, 1998



                                    IRELL & MANELLA LLP

                                    Kenneth R. Heitz

                                    Alexander F. Wiles

                                    Elizabeth A. Camacho

                                    Jessica M. Weisel



                                    By: /s/ Alexander F. Wiles
                                       -----------------------------------

                                        Alexander F. Wiles

                                        Attorneys for Plaintiff

                                        ARV Assisted Living, Inc.